NO ACT

AF
1-16-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005122

DIVISION OF
CORPORATION FINANCE

February 18, 2015

Michael A. Schwartz
Willkie Farr & Gallagher LLP
mschwartz@willkie.com

Act: 1934
Section:
Rule: 14a-8 (i)(12)
Public
Availability: 2-18-15

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 16, 2015

Dear Mr. Schwartz:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to IPG by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 16, 2015

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that IPG may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that IPG's policies, practices and procedures compare favorably with the guidelines of the proposal and that IPG has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if IPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 16, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Interpublic Group of Companies, Inc.*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client, The Interpublic Group of Companies, Inc., a Delaware corporation (the "**Company**"), which requests confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "**Exchange Act**"), the Company excludes the enclosed stockholder proposal and supporting statement (the "**Proposal**") submitted by Kenneth Steiner (the "**Proponent**") from the Company's proxy materials for its 2015 annual meeting of stockholders (the "**2015 Proxy Materials**").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Company received a letter from the Proponent containing the following Proposal for inclusion in the Company's 2015 Proxy Materials:

Right to Act by Written Consent

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has already implemented the Proposal.

Rule 14a-8(i)(10) provides that a company may exclude a stockholder proposal from its proxy materials if the company has already substantially implemented the proposal. Rule 14a-8(i)(10) was designed "to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." (*Exchange Act Release No. 12598* (July 7, 1976)).

The Proposal requests that the Company's stockholders be able to act by written consent on "any topic ... consistent with applicable law," with such action permitted to be taken "by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." As discussed below and confirmed in our opinion attached hereto as Exhibit B (the "**Legal Opinion**"), the Proposal is already implemented because the Company's stockholders already (i) have the right to take any action required to, or which may, be taken at any annual or special meeting of the stockholders by written consent in lieu of a meeting, (ii) may act by the written consent of "shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting," and (iii) have the "ability to initiate any topic for written consent consistent with applicable law."

The Company's Stockholders Already Have the Right to Act by Written Consent

Under the General Corporation Law of the State of Delaware (the "**DGCL**"), the stockholders of a Delaware corporation have the right to act by written consent in lieu of a meeting of stockholders unless that right is eliminated or restricted in the corporation's certificate of incorporation. Section 228(a) of the DGCL expressly provides, in relevant part:

> Unless otherwise provided in the certificate of incorporation, any action required by [the DGCL] to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted....

The Company's Restated Certificate of Incorporation (the "**Charter**"), attached hereto as Exhibit C, does not eliminate or in any way restrict the rights of the Company's stockholders to act by written consent under Section 228(a) of the DGCL. Accordingly, the Company's stockholders already have the right to act by written consent in lieu of a meeting of stockholders.

In fact, the Company's By-Laws (the "**By-Laws**"), attached hereto as Exhibit D, explicitly recognize the right of Company stockholders to act by written consent and provide a mechanism for setting a record date for a stockholder action by written consent. Section 2.06(b) of the By-Laws provides, in part, that

> [t]he record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Section 2.06(b). Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary of the Corporation and delivered to the Corporation and signed by a stockholder of record, request that a record date be fixed for such purpose.

The Company's Stockholders May Act by the Written Consent of the Holders Entitled to Cast the Minimum Number of Votes That Would Be Necessary to Authorize the Action at a Meeting at which All Stockholders Entitled to Vote Thereon Were Present and Voting

The Proposal also requests that written consent be permitted "by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." As confirmed in the Legal Opinion and indicated above, Section 228(a) of the DGCL provides that written consent is permitted by "the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted." Thus, the margin by which the Proposal requests that actions by written consent be approved is exactly the margin provided for by Section 228(a) of the DGCL and currently applicable to action by the written consent of the Company's stockholders.

The Company's Stockholders Have the Ability to Initiate Any Topic for Written Consent Consistent with Applicable Law

Finally, the Proposal states that the requested right to act by written consent "includes" that stockholders be able to "initiate any topic for written consent consistent with applicable law." Since the Charter does not restrict in any way the topics that the Company's stockholders can "initiate ... for written consent," under Section 228(a) of the DGCL all actions that the Company's stockholders are "required" to take or "may" take at a meeting of stockholders may be taken by written consent. Accordingly, consistent with the Proposal, the right of the Company's stockholders to act by written consent "includes shareholder ability to initiate any topic for written consent consistent with applicable law."

For the reasons set forth above and in the Legal Opinion, the Proposal has already been implemented by the Company and, therefore, it may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2015 Proxy Materials.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 728-8267 or mschwartz@willkie.com.

Very truly yours,



Michael A. Schwartz

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden
Andrew Bonzani, Esq.
Robert J. Dobson, Esq.

Exhibit A

Proposal and Related Correspondence

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 10, 2014 5:26 PM
To: Bonzani, Andrew (NYC-IPG)
Cc: Dobson, Robert (NYC-IPG)
Subject: [ATTACHMENT UNSCANNED]Rule 14a-8 Proposal (IPG)``

Mr. Bonzani,

Please see the attached Rule 14a-8 Proposal intended as one low-cost means to improve company performance.

If this proposal helps to increase our stock price by a small amount it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Andrew Bonzani
Corporate Secretary
The Interpublic Group of Companies, Inc. (IPG)
1114 Ave of the Americas
19th Floor
New York NY 10036
Phone: 212 704-1200
Fax: 212 704-1201

Dear Mr. Bonzani,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Robert Dobson <rdobson@interpublic.com>
Tel: (212) 704-1350
Fax: (212) 704-2236

[IPG: Rule 14a-8 Proposal, December 10, 2014]

Proposal X – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle.

A shareholder right to act by written consent is one method to equalize our limited provisions for shareholders to call a special meeting. New York law allows 10% of shareholders to call a special meeting. However it takes 25% of Interpublic shareholders to call a special meeting.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal X

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

Related Correspondence

Barrett, Anne

From: Dobson, Robert (NYC-IPG) [robert.dobson@interpublic.com]
Sent: Thursday, January 15, 2015 4:29 PM
To: Scalzo, Danielle
Subject: FW: Rule 14a-8 Proposal (IPG)



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: Dobson, Robert (NYC-IPG)
Sent: Tuesday, January 06, 2015 11:07 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Rule 14a-8 Proposal (IPG)

If you're referring to our opposition statement to the special meeting proposal submitted by Mr. Steiner several years in the past, we felt there were more compelling arguments to raise in our opposition statement.

I would be happy to discuss the current proposal with you, but as you can see from our By-laws, we current provide shareholders with the right being sought in Mr. Steiner's proposal. I'm not sure it's in any party's interest (particularly the shareholders of the corporation) to require to the company to spend time and funds to prepare and submit a no-action request letter with the SEC which will almost assuredly be granted and again ask that Mr. Steiner agree to withdraw the proposal.

I would be happy to discuss the matter with you and/or Mr. Steiner at your earliest convenience.

Best regards,

Robert

Robert J. Dobson

Vice President, Assistant General Counsel and Assistant Secretary

Sent from my BlackBerry 10 smartphone.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, January 6, 2015 8:20 PM
To: Dobson, Robert (NYC-IPG)
Subject: Rule 14a-8 Proposal (IPG)

Mr. Dobson,
Thank you for your message. The issue does not seem to be clear. The company did not cite a right for shareholders to act by written consent in its opposition statement to a special meeting proposal.
John Chevedden
cc: Kenneth Steiner

Barrett, Anne

From: Dobson, Robert (NYC-IPG) [robert.dobson@interpublic.com]
Sent: Thursday, January 15, 2015 4:29 PM
To: Scalzo, Danielle
Subject: FW: Rule 14a-8 Proposal (IPG)``
Attachments: Amended By-Laws 10_24_13.pdf; ATT00001.txt



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: Dobson, Robert (NYC-IPG)
Sent: Tuesday, January 06, 2015 2:12 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (IPG)``

Hello Mr. Chevedden,

As I noted in my voicemail, attached are Interpublic's By-laws. Section 2.06(b) of the By-laws contains the provision providing shareholders with the right to act by written consent.

Given that By-laws provide shareholders of Interpublic with the right to act by written consent, we respectfully ask that Mr. Steiner withdraw the shareholder proposal.

Please call me at your earliest convenience if you would like to discuss the matter in further detail.

Regards,
Robert



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 10, 2014 5:26 PM
To: Bonzani, Andrew (NYC-IPG)
Cc: Dobson, Robert (NYC-IPG)
Subject: [ATTACHMENT UNSCANNED]Rule 14a-8 Proposal (IPG)``

Mr. Bonzani,

Please see the attached Rule 14a-8 Proposal intended as one low-cost means to improve company performance.

If this proposal helps to increase our stock price by a small amount it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

Barrett, Anne

From: Dobson, Robert (NYC-IPG) [robert.dobson@interpublic.com]
Sent: Thursday, January 15, 2015 4:30 PM
To: Scalzo, Danielle
Subject: FW: Rule 14a-8 Proposal (IPG)



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: Dobson, Robert (NYC-IPG)
Sent: Wednesday, January 07, 2015 5:34 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (IPG)

Mr. Cheveddan,

As I noted previously, I would be happy to answer any other questions you have. In the alternative and as a matter of professional courtesy, I ask that you let me know as soon as possible whether you/Mr. Steiner intend to withdraw the proposal, as we will need to instruct outside counsel to begin drafting the no-action letter, which would mean incurring fees and expenses which, as I noted in a prior email, does not serve the best interests of Interpublic or our shareholders.

Many Thanks,
Robert



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: Dobson, Robert (NYC-IPG)
Sent: Wednesday, January 07, 2015 5:13 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (IPG)

The percentage requirement is a simple majority of the shares outstanding and entitled to vote.

Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, January 07, 2015 5:01 PM
To: Dobson, Robert (NYC-IPG)
Subject: Rule 14a-8 Proposal (IPG)

Mr. Dobson,
Thank you for your message. Please advise the percentage of which segment of shares that would be needed to approve an item of shareholder initiative in order for it to be approved under the current "consent" provision that you referenced – 2.06(b).
John Chevedden
cc: Kenneth Steiner

Barrett, Anne

From: Dobson, Robert (NYC-IPG) [robert.dobson@interpublic.com]
Sent: Thursday, January 15, 2015 4:31 PM
To: Scalzo, Danielle
Subject: FW: Written Consent Proposal (IPG)



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: Dobson, Robert (NYC-IPG)
Sent: Friday, January 09, 2015 12:13 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Written Consent Proposal (IPG)

Mr. Chevedden,

I heard your voicemail and I take it to mean that the proposal will not be withdrawn, so we will move forward on preparing our no-action letter request.

I appreciate your time and consideration on this matter.

Regards,
Robert



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: Dobson, Robert (NYC-IPG)
Sent: Thursday, January 08, 2015 11:05 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Written Consent Proposal (IPG)

Section 2.11 covers the approval requirements generally and does not specifically address approval by written consent. By law, items approved during a meeting cannot have a higher standard if done by written consent. Consequently, As I indicated yesterday, the standard is a majority of the shares that are entitled to vote.

Here is an excerpt from Section 2.11 of the By-laws with the relevant approval standards in red.

SECTION 2.11 *Vote of Stockholders.* Except as otherwise provided by the Certificate of Incorporation, every stockholder of record, as determined pursuant to Section 2.06 hereof, shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of stock held by such stockholder on the record date. All elections of directors shall be by written ballot, but no vote on any other question upon which a vote of the stockholders may be taken need be by ballot unless the chairman of the meeting shall so decide or the holders of a majority of the shares of stock present in person or by proxy and entitled to participate in such vote shall so demand. In a vote by ballot each ballot shall state the number of shares voted and the name of the stockholder or proxy voting. Except as otherwise provided by law, by the Certificate of Incorporation or by Section 3.15 hereof, all elections of directors that are "contested elections," shall be decided by the vote of the holders of a plurality of the shares of stock present in person or by proxy at the meeting and entitled to vote. All other questions (including the election of directors other than in a "contested election") shall be decided by the vote of the holders of a majority of the shares of stock present in person or by proxy at the meeting and entitled to vote on the question.

Since, to this point, you have yet to indicate your willingness to withdraw the proposal, I have instructed our outside counsel to begin drafting the no-action request letter. We still would very much appreciate your withdrawal of the proposal, so as to save time and fees.

Again, I would be happy to discuss the matter with you.

Regards,
Robert



Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704 1350 office
+1 917 405 9384 mobile
robert.dobson@interpublic.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 08, 2015 2:56 AM
To: Dobson, Robert (NYC-IPG)
Subject: Written Consent Proposal (IPG)

Mr. Dobson,
Can you refer me to the text that covers:
The percentage requirement is a simple majority of the shares outstanding and entitled to vote.
John Chevedden
cc: Kenneth Steiner

Exhibit B

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 16, 2015

The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

Ladies and Gentlemen:

This letter confirms our opinions regarding legal issues raised by a stockholder proposal (the "**Proposal**") submitted to The Interpublic Group of Companies, Inc., a Delaware corporation (the "**Company**"), by Kenneth Steiner (the "**Proponent**") for inclusion in the Company's proxy statement and form of proxy for its 2015 annual meeting of stockholders. The Proposal requests that the Company's board of directors take the necessary steps to permit the Company's stockholders to act by written consent on any topic, consistent with applicable law, by action of the stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon were present and voting.[1]

We write this opinion letter in support of your belief that the Proposal is substantially implemented because the Company's shareholders currently have the right to act by written consent as contemplated by the Proposal.

I. Analysis

A. *The Company's Stockholders Currently Have the Right to Act By Written Consent*

Delaware's general rule of statutory construction, repeatedly affirmed by the Delaware courts, is that "where the language of a statute is plain and conveys a clear and definite meaning, the courts will give to the statute the exact meaning conveyed by the language." *Federal United Corp. v. Havender,* 11 A.2d 331, 337 (Del. 1940); *Stop & Shop Companies, Inc. v. Gonzales,* 619 A.2d 896, 899 (Del. 1993) (quoting *Federal United Corp.* 11 A.2d at 337).

[1] The Proposal reads as follows: "Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

Under the Delaware General Corporation Law (the "**DGCL**"), the stockholders of a Delaware corporation have the right to act by written consent in lieu of a meeting of stockholders unless that right is eliminated or restricted in the corporation's certificate of incorporation. Section 228(a) of the DGCL expressly provides, in relevant part:

> Unless otherwise provided in the certificate of incorporation, any action required by [the DGCL] to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted....

In construing Section 228(a) of the DGCL, the Delaware Supreme Court has found that provision to be clear and unambiguous, that it "must be given its plain meaning" and that "the provisions of § 228 are applicable to any Delaware company unless the certificate of incorporation restricts its use." *Allen v. Prime Computer, Inc.* 540 A.2d 417, 419-20 (Del. 1988). *Accord In re Primedia, Inc. Shareholders Litig.*, 67 A.3d 455, 495 (Del. Ch. 2013) ("Unless the corporation's charter otherwise provides, stockholders in a Delaware corporation may take action by written consent in lieu of voting at a meeting. *See* 8 *Del. C.* § 228(a).")

The Company's Restated Certificate of Incorporation (the "**Charter**") does not eliminate or in any way restrict the rights of the Company's stockholders to act by written consent under Section 228(a) of the DGCL.

B. *The Company's Stockholders May Act by the Written Consent of the Holders Entitled to Cast the Minimum Number of Votes That Would Be Necessary to Authorize the Action at a Meeting at which All Stockholders Entitled to Vote Thereon Were Present and Voting*

The clear and unambiguous language of Section 228(a) of the DGCL provides that written consent is permitted by "the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted." This language is read "literally" to mean that "a written consent signed by shareholders on the record date ... which written consent represents at least the minimum number of votes which would be required to take shareholder action if all shareholders of the corporation were present at a meeting and were voting, is effective to take any action which could otherwise be taken by shareholder vote at an annual or special meeting of shareholders...." *Plaza Securities Co. v. O'Kelley,* No. 7932, 1985 WL 11539, at *895 (Del. March 5, 1985). *See generally* R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations and Business Organizations §7.29, at 7-72.2 (3d ed. 1998).

The Charter does not alter the foregoing vote margin by which written consent of the Company's stockholders may be effected.

C. *The Company Stockholders Have the Ability to Initiate Any Topic for Written Consent Consistent with Applicable Law.*

Section 228(a) of the DGCL provides all actions that the Company's stockholders are "required" to take or "may" take at a meeting of stockholders may be taken by written consent. Thus, under the DGCL, all matters that stockholders are permitted by law to take may be effected by written consent. The Charter does not restrict in any way the topics that the Company's stockholders can "initiate ...for written consent."

II. Opinions

For the reasons set forth above, it is our opinion that:

1. Under the DGCL and the Charter, the Company's stockholders currently have the right to act by written consent in lieu of a meeting of stockholders.

2. The Company's stockholders may act by the written consent of stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon are present and voting.

3. The Company's stockholders may act by written consent on any matter on which stockholders are required or permitted to act under applicable law.

The opinions expressed above are limited to the DGCL in effect on the date of this opinion and to the specific legal matters expressly addressed herein, and no opinion is expressed or implied with respect to the laws of any other jurisdiction or any legal matter not expressly addressed herein.

The opinions expressed herein are rendered as of the date hereof. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

This opinion letter is rendered solely and exclusively for your benefit and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "**Commission**") in connection with any correspondence with the Commission on the Company's behalf and relating to the Proposal.

Very truly yours,

Willkie Farr & Gallagher LLP

Exhibit C

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "THE INTERPUBLIC GROUP OF COMPANIES, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF OCTOBER, A.D. 2013, AT 7:47 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

0288828 8100

AUTHENTICATION: 0838739

131229511

DATE: 10-24-13

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:46 AM 10/24/2013
FILED 07:47 AM 10/24/2013
SRV 131229511 - 0288828 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Pursuant to Section 245 of the General Corporation Law of the State of Delaware

The Interpublic Group of Companies, Inc., a corporation existing under the laws of the State of Delaware (the "Corporation" or the "Company"), does hereby certify as follows:

FIRST: The name of the Corporation is The Interpublic Group of Companies, Inc. The name under which it was formed was "McCann-Erickson Incorporated."

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State, Dover, Delaware, on the 18th day of September, 1930.

THIRD: This Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Corporation's Certificate of Incorporation, as heretofore amended or supplemented, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

FOURTH: The text of the Restated Certificate of Incorporation so adopted reads in full as follows:

ARTICLE 1. The name of this Corporation is The Interpublic Group of Companies, Inc

ARTICLE 2. The registered office of the Corporation is located at 1675 South State Street, Suite B, in the City of Dover, in the County of Kent, in the State of Delaware. The name of its registered agent at said address is Capitol Services, Inc.

ARTICLE 3. The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it, are:

(a) To conduct a general advertising agency, public relations, sales promotion, product development, marketing counsel and market research business, to conduct research in and act as consultant and advisor in respect to all matters pertaining to advertising, marketing, merchandising and distribution of services, products and merchandise of every kind and description and generally to transact all other business not forbidden by law, and to do every act and thing that may be necessary, proper, convenient or useful for the carrying on of such business.

(b) To render managerial, administrative and other services to persons, firms and corporations engaged in the advertising agency, public relations, sales promotion, product development, marketing counsel or market research business.

(c) To manufacture, buy, sell, create, produce, trade, distribute and otherwise deal in and with motion pictures, television films, slide films, video tapes, motion picture scenarios, stage plays, operas, dramas, ballets, musical comedies, books, animated cartoons, stories and news announcements, of every nature, kind and description.

(d) To undertake and transact all kinds of agency and brokerage business; to act as agent, broker, attorney in fact, consignee, factor, selling agent, purchasing agent, exporting or importing agent or otherwise for any individual or individuals, association, partnership or corporation; to conduct manufacturing operations of all kinds; to engage in the business of distributors, commission merchants, exporters and importers; to transact a general mercantile business.

(e) To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trademarks and trade names, relating to or useful in connection with any business of the Corporation, its subsidiaries and affiliates, or its or their clients.

(f) To purchase, lease, hold, own, use, improve, sell, convey, mortgage, pledge, exchange, transfer and otherwise acquire or dispose of and deal in real property, buildings, structures, works and improvements wherever situated, and any interests therein, of every kind, class and description.

(g) To manufacture, purchase, own, use, operate, improve, maintain, lease, mortgage, pledge, sell or otherwise acquire or dispose of and deal in machinery, equipment, fixtures, materials, tools, supplies and other personal property used in or in connection with any business of the Corporation, either for cash or for credit or for property, stocks or bonds or other consideration as the Board of Directors may determine.

(h) To make loans to any person, partnership, company or corporation, with or without security.

(i) To acquire by purchase, subscription or otherwise, and to receive, hold, own, guarantee, sell, assign, exchange, transfer, mortgage, pledge or otherwise dispose of or deal in and with any of the shares of the capital stock, or any voting trust certificates in respect of the shares of capital stock, scrip, warrants, rights, bonds, debentures, notes, trust receipts, and other securities, obligations, choses in action and evidences of indebtedness, book accounts or any other security interest or any other kind of interest, secured or unsecured, issued or created by, or belonging to or standing in the name of, any corporation, joint stock company, syndicate, association, firm, trust or person, public or private, or the government of the United States of America, or any foreign government, or any state, territory, province, municipality or other political subdivision or any governmental agency, and as owner thereof to possess and exercise all of the rights, powers and privileges of ownership, including the right to execute consents and vote thereon, and to do any and all acts and things necessary or advisable for the preservation, protection, improvement and enhancement in value thereof.

(j) To acquire, and pay for in cash, stock or bonds of the Corporation or otherwise, the goodwill, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities, of any person, firm, association or corporation.

(k) To cause to be formed, merged, consolidated or reorganized and to promote and aid in any way permitted by law the formation, merger, consolidation or reorganization of any corporation.

(l) To borrow or raise moneys for any of the purposes of the Corporation and, from time to time without limit as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the Corporation (including any security interests acquired by the Corporation to secure obligations owing to the Corporation), whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the Corporation for its corporate purposes.

(m) To purchase, hold, sell and transfer the shares of its own capital stock; provided it shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of its capital except as otherwise permitted by law, and provided further that shares of its own capital stock belonging to it shall not be voted, directly or indirectly.

(n) To aid in any manner, any corporation, association, firm or individual, any of whose securities, evidences of indebtedness, obligations or stock are held by the Corporation directly or indirectly, or in which, or in the welfare of which, the Corporation shall have any interest, and to guarantee securities, evidences of indebtedness and obligations of other persons, firms, associations and corporations.

(o) To do any and all of the acts and things herein set forth, as principal, factor, agent, contractor, or otherwise, either alone or in company with others; and in general to carry on any other similar business which is incidental or conducive or convenient or proper to the attainment of the foregoing purposes or any of them, and which is not forbidden by law; and to exercise any and all powers which now or hereafter may be lawful for the Corporation to exercise under the laws of the State of Delaware; to establish and maintain offices and agencies within and anywhere outside of the State of Delaware; and to exercise all or any of its corporate powers and rights in the State of Delaware and in any and all other States, territories, districts, colonies, possessions or dependencies of the United States of America and in any foreign countries.

The objects and purposes specified in the foregoing clauses shall be construed as both purposes and powers and shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this Certificate of Incorporation, but shall be regarded as independent objects and purposes.

ARTICLE 4. (a) The total number of shares of all classes of stock which the Corporation shall have the authority to issue is eight hundred twenty million (820,000,000) shares, consisting of eight hundred million (800,000,000) shares of Common Stock, par value Ten Cents ($.10) per share, and twenty million (20,000,000) shares of Preferred Stock, without par value.

(b) The shares of authorized Common Stock shall be identical in all respects and have equal rights and privileges. Without action by the stockholders, such shares of Common Stock may be issued by the Company from time to time for such consideration as may be fixed by the Board of Directors, provided that such consideration shall not be less than par value. Any and all shares so issued, the full consideration for which has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payment thereon. No holder of shares of Common Stock shall be entitled as a matter of right, preemptive or otherwise, to subscribe for, purchase or receive any shares of the stock of the Company of any class, now or hereafter authorized, or any options or warrants for such stock or securities convertible into or exchangeable for such stock, or any shares held in the treasury of the Company.

(c) The Board of Directors shall have the authority to issue the shares of Preferred Stock from time to time on such terms and conditions as it may determine, and to divide the Preferred Stock into one or more classes or series and in connection with the creation of any such class or series to fix by the resolution or resolutions providing for the issue of shares thereof the designations, powers, preferences and relative, participating, optional, or other special rights of such class or series, and the qualifications, limitations, or restrictions thereof, to the full extent now or hereafter permitted by law. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock.

ARTICLE 5. The Corporation is to have perpetual existence.

ARTICLE 6. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

ARTICLE 7. The number of directors which shall constitute the whole board shall be fixed from time to time by the stockholders or the Board of Directors, but in no case shall the number be less than three.

ARTICLE 8. In addition to the powers and authority expressly conferred upon them by statute and by this certificate, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to the By-Laws of the Corporation.

ARTICLE 9. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

(a) To make, alter, amend and rescind the By-Laws of this Corporation, without any action on the part of the stockholders except as may be otherwise provided in the By-Laws.

(b) To fix and vary from time to time the amount to be maintained as surplus, the amount to be reserved as working capital and the amount to be reserved for other lawful purposes.

(c) To fix the times for the declaration and payment of dividends and the amount thereof, subject to the provisions of Article 4 hereof.

(d) To borrow or raise moneys for any of the purposes of the Corporation. to authorize and cause to be executed mortgages and liens without limit as to amount on the real and personal property of this Corporation or any part thereof, and to authorize the guaranty by the Corporation of securities, evidences of indebtedness and obligations of other persons, firms, associations and corporations.

(e) To sell, lease, exchange, assign, transfer, convey or otherwise dispose of part of the property, assets and effects of this Corporation, less than substantially the whole thereof, on such terms and conditions as it shall deem advisable, without the assent of the stockholders.

(f) Pursuant to the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote thereon, to sell, lease, exchange, assign, transfer and convey or otherwise dispose of the whole or substantially the whole of the property, assets, effects and goodwill, of this Corporation, including the corporate franchise, upon such terms and conditions as the Board of Directors shall deem expedient and for the best interests of this Corporation.

(g) To determine from time to time whether and to what extent and at what time and place and under what conditions and regulations the accounts and books of this Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account book or document of this Corporation except as conferred by the laws of the State of Delaware or the By-Laws or as authorized by resolution of the stockholders or Board of Directors.

(h) To designate by resolution or resolutions one or more committees. such committees to consist of two or more directors each, which to the extent provided in said resolution or resolutions or in the By-Laws shall have and may exercise (except when the Board of Directors shall be in session) all or any of the powers of the Board of Directors in the management of the business and affairs of the Corporation, and have power to authorize the seal of this Corporation to be affixed to all papers which may require it.

Whether or not herein specifically enumerated, all powers of this Corporation, in so far as the same may be lawfully vested in the Board of Directors, are hereby conferred upon the Board of Directors. This Corporation may in its By-Laws confer powers upon its directors in addition to those granted by this certificate and in addition to the powers and authority expressly conferred upon them by statute.

ARTICLE 10. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation. partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(a) The material facts as to his interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the board or committee in good faith authorizes the contract or transaction by a vote sufficient for such purpose without counting the vote of the interested director or directors; or

(b) The material facts as to his interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders.

Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE 11. No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer of the Corporation in good faith, if such person (a) exercised or used the same degree of diligence, care and skill as an ordinarily prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (b) took, or omitted to take, such action in reliance in good faith upon advice of counsel for the Corporation, or upon the books of account or other records of the Corporation, or upon reports made to the Corporation by any of its officers or by an independent certified public accountant or by an appraiser selected with reasonable care by the Board of Directors or by any committee designated by the Board of Directors.

ARTICLE 12. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this Article 12 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE 13. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed by its duly authorized officer as of this 24th day of October, 2013.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By: /s/ ANDREW BONZANI

Name: Andrew Bonzani

Title: Senior Vice President,
General Counsel and Secretary

Exhibit D

BY-LAWS

of

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Incorporated under the Laws of the
State of Delaware

As amended through October 24, 2013

Table of Contents

ARTICLE 4
COMMITTEES

ARTICLE 5
OFFICERS

ARTICLE 6
INDEMNIFICATION

ARTICLE 7
STOCK CERTIFICATES

ARTICLE 8
TRANSFERS OF STOCK

ARTICLE 9
DELEGATION OF AUTHORITY

ARTICLE 10
MISCELLANEOUS

BY-LAWS
OF
THE INTERPUBLIC GROUP OF COMPANIES, INC.

ARTICLE 1

Offices

SECTION 1.01 *Registered Office.* The registered office of the Corporation is located in the City of Dover, County of Kent, State of Delaware.

SECTION 1.02 *Other Offices.* The Corporation may establish or discontinue such other offices, including its principal place of business, at such places within or without the State of Delaware as the Board of Directors may from time to time appoint or the business of the Corporation may warrant.

ARTICLE 2

Stockholders

SECTION 2.01 *Annual Meeting.* The annual meeting of stockholders shall be held on the third Tuesday of May in each year or at such other date as shall be determined by the Board of Directors. If any such day is a legal holiday, the annual meeting shall be held on the next succeeding business day. If the annual meeting is not held on the date designated therefor, the Board of Directors shall cause the meeting to be held as soon as feasible thereafter and any elections held or other business transacted at such meeting shall be valid as if held or transacted on the date designated for the annual meeting.

SECTION 2.02 *Special Meetings.* Special meetings of the holders of any class or of all classes of the Corporation's capital stock may be called at any time by the Board of Directors, and shall be called by the Chairman of the Board, the Co-Chairman of the Board or the Secretary upon the written request, stating the purposes of any such meeting, of a majority of the Board of Directors. Special meetings of the holders of all classes of the Corporation's capital stock entitled to vote thereat shall also be called by the Chairman of the Board, the Co-Chairman of the Board or the Secretary upon the written request of the holders of no less than 25% of the outstanding shares of all classes of capital stock entitled to vote thereat. The written request from such holders shall be valid and effective only if delivered to the Secretary at the principal executive offices of the Corporation and only if it sets forth (A) as to any business (including the nomination of any person for election or reelection as a director of the Corporation, in which case the questionnaire, representation and agreement required by Section 2.13(d) of these By-Laws must also be delivered along with and at the same time as such written request) that the stockholders requesting the special meeting propose to bring before the special meeting, a brief description of such business, the reasons for conducting such business at the special meeting, any material interest (whether by holdings of securities, by virtue of being a creditor or contractual counterparty of the Company or of a third party, or otherwise) in such business of such stockholders and the beneficial owners, if any, on whose behalf the proposal to conduct such business is made and, if such business includes a proposal to amend either the Certificate of Incorporation or these By-Laws, the text of the proposed amendment; and (B) as to the stockholders giving the notice and the beneficial owners, if any, on whose behalf the proposal to conduct such business (including the nomination of any person for election or reelection as a director of the Corporation) is made, (i) the name and address of such stockholders, as they appear on the Corporation's books, and of such beneficial owners, (ii) the class and number of shares of the Corporation which are owned beneficially or of record by such stockholders or beneficial owners, (iii) any agreements, arrangements or understandings entered into by such stockholders, such beneficial owners or their respective affiliates with respect to equity securities of the Corporation, including any put or call arrangements, derivative securities, short positions, borrowed shares or swap or similar arrangements, specifying in each case the effect of such agreements, arrangements or understandings on any voting or economic rights of equity securities of the Corporation, in each case as of the date of the notice and in each case describing any changes in voting or economic rights which may arise pursuant to the terms of such agreements, arrangements or understandings, (iv) to the extent not covered by clauses (ii) and (iii), any disclosures that would be required pursuant to Item 5 or Item 6 of Schedule 13D if the requirements therein were applicable to such stockholders and such beneficial owners and (v) an undertaking by such stockholders and such beneficial owners to notify the Corporation in writing of any change in the information called for by clauses (ii), (iii) and (iv) as of the record date for such special meeting, by notice received by the Secretary not later than the 10th day following such record date, and thereafter by notice so given and received within two business days of any change in such information and, in any event, as of the close of business on the day preceding the special meeting date. Special meetings shall be called by means of a notice as provided for in Section 2.04 hereof.

SECTION 2.03 *Place of Meetings.* All meetings of the stockholders shall be held at such place within or without the State of Delaware as shall be designated by the Board of Directors.

SECTION 2.04 *Notice of Meetings.* Written notice of each meeting of the stockholders, stating the date, hour, place and purpose or purposes thereof, shall be given, personally or by mail, to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting, not less than ten or more than sixty days before the date of meeting. If mailed, such notice shall be deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

SECTION 2.05 *Organization.* The Chairman of the Board or, in his absence, the Co-Chairman of the Board (or, in his absence, the Chief Executive Officer or, in his absence, an officer specified by the Board of Directors) shall be chairman at all meetings of stockholders at which he is present, and as such chairman shall call such meetings to order and preside thereat. If these persons shall be absent from any meeting of stockholders, any stockholder or the proxy of any stockholder entitled to vote at the meeting may call it to order, and a chairman to preside thereat shall be elected by a majority of those present and entitled to vote.

SECTION 2.06 *Record Date.* (a) (1) The Board of Directors may fix the record date in order that the Corporation may determine the stockholders entitled to notice of a meeting of stockholders, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date may not be more than 60 days nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors in its discretion may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this clause (a)(1) at the adjourned meeting. If no record date is fixed pursuant to this clause (a)(1), the record date for determining stockholders entitled to notice of or vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(2) Except as otherwise provided in clause (a)(1) or clause (b) of this Section 2.06, the Board of Directors may fix a record date in order to determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed pursuant to this clause (a)(2), the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Section 2.06(b). Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary of the Corporation and delivered to the Corporation and signed by a stockholder of record, request that a record date be fixed for such purpose. The written notice must contain the information set forth in Section 2.06(c). Following receipt of the notice, the Board of Directors shall have ten (10) days to determine the validity of the request, and if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date such resolution is adopted. If the Board fails within ten (10) days after the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner prescribed by applicable Delaware law; except that, if prior action by the Board of Directors is required under the provisions of Delaware law, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) Any stockholder's notice required by Section 2.06(b) shall be valid and effective only if delivered to the Secretary at the principal executive offices of the Corporation and only if it sets forth (A) as to any action (including the nomination of any person for election or reelection as a director of the Corporation, in which case the questionnaire, representation and agreement required by Section 2.13(d) of these By-Laws must also be delivered along with and at the same time as such stockholder's notice) that the stockholder proposes to take by consent, a brief description of such action, the reasons for taking such action, any material interest (whether by holdings of securities, by virtue of being a creditor or contractual counterparty of the Company or of a third party, or otherwise) in such action of such stockholder and the beneficial owner, if any, on whose behalf the proposal to take such action is made and, if such action includes a proposal to amend either the Certificate of Incorporation or these By-Laws, the text of the proposed amendment; and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal to take such action (including the nomination of any person for election or reelection as a director of the Corporation) is made, (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially or of record by such stockholder or such beneficial owner, (iii) any agreements, arrangements or understandings entered into by such stockholder, such beneficial owner or their respective affiliates with respect to equity securities of the Corporation, including any put or call arrangements, derivative securities, short positions, borrowed shares or swap or similar arrangements, specifying in each case the effect of such agreements, arrangements or understandings on any voting or economic rights of equity securities of the Corporation, in each case as of the date of the notice and in each case describing any changes in voting or economic rights which may arise pursuant to the terms of such agreements, arrangements or understandings, (iv) to the extent not covered by clauses (ii) and (iii), any disclosures that would be required pursuant to Item 5 or Item 6 of Schedule 13D if the requirements therein were applicable to such stockholder and such beneficial owner and (v) an undertaking by such stockholder and such beneficial owner to notify the

Corporation in writing of any change in the information called for by clauses (ii), (iii) and (iv) as of the record date for determining stockholders entitled to express consent to such action, by notice received by the Secretary not later than the day following such record date, and thereafter by notice so given and received within one business day of any change in such information. The Corporation may require the stockholder requesting a record date for proposed stockholder action by consent to furnish additional information to the extent it may reasonably be required to determine the validity of the request for a record date.

SECTION 2.07 *List of Stockholders Entitled to Vote.* The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be opened to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

SECTION 2.08 *Quorum.* Except as otherwise provided by law or by the Certificate of Incorporation, at any meeting of stockholders the presence, in person or by proxy, of the holders of a majority of the shares of stock of the Corporation entitled to vote at the meeting shall constitute a quorum for, and the votes of the holders of a majority of the shares so present shall be required for, the transaction of business. If a quorum is not present at any meeting of the stockholders, the holders of a majority of the shares of stock present in person or by proxy and entitled to vote may adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum is present. At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.09 *Adjourned Meeting.* Any meeting of stockholders, including a meeting at which a quorum is not present, may be adjourned to another time or place by the votes of the holders of a majority of the shares of stock of the Corporation present in person or by proxy and entitled to vote. Notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 2.10 *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

SECTION 2.11 *Vote of Stockholders.* Except as otherwise provided by the Certificate of Incorporation, every stockholder of record, as determined pursuant to Section 2.06 hereof, shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of stock held by such stockholder on the record date. All elections of directors shall be by written ballot, but no vote on any other question upon which a vote of the stockholders may be taken need be by ballot unless the chairman of the meeting shall so decide or the holders of a majority of the shares of stock present in person or by proxy and entitled to participate in such vote shall so demand. In a vote by ballot each ballot shall state the number of shares voted and the name of the stockholder or proxy voting. Except as otherwise provided by law, by the Certificate of Incorporation or by Section 3.15 hereof, all elections of directors that are "contested elections," shall be decided by the vote of the holders of a plurality of the shares of stock present in person or by proxy at the meeting and entitled to vote. All other questions (including the election of directors other than in a "contested election") shall be decided by the vote of the holders of a majority of the shares of stock present in person or by proxy at the meeting and entitled to vote on the question. A "contested election" means an election of directors for which (i) the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors that was timely made in accordance with the applicable nomination periods provided in these By-Laws, and (ii) such nomination has not been withdrawn on or before the 10th day before the Corporation first mails its initial proxy statement in connection with such election of directors. If directors are to be elected by a plurality vote, stockholders shall not be permitted to vote against a nominee. Incumbent directors running for reelection in an uncontested election who fail to receive the required vote shall, to the extent permitted by law, resign within 120 days after the election.

SECTION 2.12 *Proxies.* Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date unless the proxy provides for a longer period. A proxy acting for any stockholder shall be duly appointed by an instrument in writing subscribed by such stockholder.

SECTION 2.13 *Notice of Stockholder Business.*

(a) *Annual Meetings of Stockholders.*

(1) The proposal of business (including the nomination of any person for election or reelection as a director of the Corporation) to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of meeting, (B) by or at the direction of the Board of

Directors or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving notice provided for in these By-Laws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in these By-Laws.

(2) For business (including the nomination of any person for election or reelection as a director of the Corporation) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.13(a)(1)(C) of these By-Laws, the stockholder must have given timely notice thereof in writing to the Secretary that complies in form and substance with the requirements of these By-Laws and such business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice (including the nomination of any person for election or reelection as a director of the Corporation) shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting or of a new record date for an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall be valid and effective only if it is timely given (as set forth above) and only if it sets forth (A) as to any business (including the nomination of any person for election or reelection as a director of the Corporation, in which case the questionnaire, representation and agreement required by Section 2.13(d) of these By-Laws must also be delivered along with and at the same time as such stockholder's notice) that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting, any material interest (whether by holdings of securities, by virtue of being a creditor or contractual counterparty of the Company or of a third party, or otherwise) in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal to conduct such business is made and, if such business includes a proposal to amend either the Certificate of Incorporation or these By-Laws, the text of the proposed amendment; and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal to conduct such business (including the nomination of any person for election or reelection as a director of the Corporation) is made, (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially or of record by such stockholder or such beneficial owner, (iii) any agreements, arrangements or understandings entered into by such stockholder, such beneficial owner or their respective affiliates with respect to equity securities of the Corporation, including any put or call arrangements, derivative securities, short positions, borrowed shares or swap or similar arrangements,

specifying in each case the effect of such agreements, arrangements or understandings on any voting or economic rights of equity securities of the Corporation, in each case as of the date of the notice and in each case describing any changes in voting or economic rights which may arise pursuant to the terms of such agreements, arrangements or understandings, (iv) to the extent not covered by clauses (ii) and (iii), any disclosures that would be required pursuant to Item 5 or Item 6 of Schedule 13D if the requirements therein were applicable to such stockholder and such beneficial owner and (v) an undertaking by such stockholder and such beneficial owner to notify the Corporation in writing of any change in the information called for by clauses (ii), (iii) and (iv) as of the record date for such meeting, by notice received by the Secretary not later than the 10th day following such record date, and thereafter by notice so given and received within two business days of any change in such information and, in any event, as of the close of business on the day preceding the meeting date. For the avoidance of doubt, even if the Corporation has already included the election or reelection of directors as an item on the agenda for the annual meeting or already included any other subject matter as an item on the agenda for the annual meeting, a stockholder shall not be permitted to nominate any person for election or reelection as a director of the Corporation at such annual meeting or place any proposal relating to such subject matter on the agenda for such annual meeting (other than business properly included in the Corporation's proxy materials pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), unless, in each case, such stockholder complies with the advance notice requirements set forth in this Section 2.13(a)(2), including as to the timing and substance of such notice requirements.

(b) *Special Meetings of Stockholders.* Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting as provided for in Section 2.04 hereof. The nomination of any person for election or reelection as a director of the Corporation may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or (2) by any stockholder of the Corporation who is a stockholder of record at the time of giving notice provided for in this Section 2.13(b), who shall be entitled to vote at the meeting and who complies with the notice provisions set forth in this Section 2.13(b), including the provisions as to timing of the delivery of the notice of any nomination of a director for election or reelection and required information. In the event the Corporation calls a special meeting of stockholders for the purpose of electing or reelecting one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder delivers the notice required by Section 2.13(a)(2) of these By-Laws along with and at the same time as the questionnaire, representation and agreement required by Section 2.13(d) of these By-Laws to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the

90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting or of a new record date for a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) *General.*

(1) Only such persons who are nominated for election or reelection as a director of the Corporation in accordance with the procedures, and who meet the other qualifications, set forth in these By-Laws (including, in the case of nominations by stockholders, the advance notice requirements set forth in Sections 2.02, 2.06(b), 2.13(a) and 2.13(b) of these By-Laws, as applicable, and the provision of the questionnaire, representation and agreement required by Section 2.13(d) of these By-Laws) shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in these By-Laws (including, in the case of proposals by stockholders, the advance notice requirements set forth in Sections 2.02, 2.06(b) and 2.13(a) of these By-Laws, as applicable). Notwithstanding the foregoing, the notice requirements applicable to a stockholder's proposal to conduct other business at a meeting of stockholders (excluding a nomination of a person for election as a director) shall be deemed to be satisfied by a stockholder, if such stockholder has submitted to the Corporation a proposal in compliance with Rule 14a-8 promulgated under the Exchange Act, and such proposal has been included in the Corporation's proxy statement for the solicitation of proxies for the applicable meeting of stockholders. Except as otherwise provided by law, the presiding officer of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was proposed in accordance with the procedures set forth in these By-Laws and, if any proposed business is not in compliance with these By-Laws, to declare that such defective proposal shall be disregarded.

(2) For purposes of these By-Laws, "public announcement" shall mean disclosure in a press release reported by Business Wire, the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Without limiting the applicability of the other provisions of these By-Laws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in these By-Laws. Except for the immediately preceding sentence, nothing in these By-Laws shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act, or (ii) of

the holders of any series of preferred stock to elect directors under specified circumstances.

(d) *Submission of Questionnaire, Representation and Agreement.* To be eligible to be a nominee for election or reelection as a director of the Corporation, whether at an annual meeting, a special meeting or by action by written consent in lieu of a meeting, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 2.13(a) and (b) of these By-Laws, as applicable, or as part of the notice required by Sections 2.02 and 2.06(b)) to the Secretary a completed written questionnaire with respect to the background and qualification of such person and any other person or entity on whose behalf the nomination is made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to any agreement or understanding with any person or entity as to how such person will act or vote on any issue or question as a director that has not been disclosed in such questionnaire, (B) is not and will not become a party to any agreement or understanding with any person or entity other than the Corporation with respect to compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed in such questionnaire, and (C) in such person's individual capacity and on behalf of any person or entity for whom such person on whose behalf the nomination is made, would be in compliance, if elected as a director, and will comply with, applicable law and all applicable corporate governance, conflicts, confidentiality and stock ownership and trading policies of the Corporation (including its Corporate Governance Guidelines) applicable to directors generally and publicly available (whether on the Corporation's website or otherwise) as of the date of such representation and agreement.

ARTICLE 3

Board of Directors

SECTION 3.01 *Number.* The number of directors which shall constitute the whole Board shall be fixed from time to time by the stockholders or the Board of Directors. Such number shall be not less than three. Directors need not be stockholders.

SECTION 3.02 *Election and Term of Office.* Except as otherwise provided by law or by this Article 3 or by the Certificate of Incorporation, directors shall be elected at the annual meeting of stockholders and shall hold office until the next annual meeting of stockholders and until their successors are elected and qualify, or until they sooner die, resign or are removed as hereinafter provided.

SECTION 3.03 *General Powers.* The business, properties and affairs of the Corporation shall be managed by the Board of Directors.

SECTION 3.04 *Place of Meetings.* Meetings of the Board of Directors may be held at any place, within or without the State of Delaware.

SECTION 3.05 *Regular Meetings.* Regular meetings of the Board of Directors shall be held at such time as may be determined by resolution of the Board of Directors, and no notice shall be required for any regular meeting except as otherwise provided by Section 3.07 hereof.

SECTION 3.06 *Special Meetings.* Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, the Co-Chairman of the Board, or the Chief Executive Officer, and shall be called by the Chairman of the Board, the Co-Chairman of the Board or the Secretary upon the request in writing of a majority of the directors stating the purpose or purposes of such meeting. Notices of special meetings shall be mailed to each director at his residence or usual place of business, or shall be sent to him at either of such places by telegraph or messenger or be communicated to him personally or by telephone, at least four days before the day on which the meeting is to be held. Notice of any meeting of the Board of Directors need not be given to any director if he shall be present at the meeting, unless his presence is solely for the purpose of asserting an objection that the calling or holding of such meeting is invalid by reason of some provision of law, the Certificate of Incorporation or these By-Laws. Any and all business transacted at any meeting of the Board of Directors, except business specified in the first sentence of Section 3.07 hereof, shall be fully effective without any notice of such meeting having been given, if all the members shall be present and participating therein.

SECTION 3.07 *Business that may be Transacted.* No action may be taken at any regular or special meeting of the Board of Directors to amend or repeal any provision of these By-Laws, or to change the number of directors which shall constitute the whole Board, unless notice of the proposed amendment, discontinuance, repeal or change is set forth in the notice of such meeting, whether or not notice of such meeting is otherwise required. Except as otherwise provided by law or by the Certificate of Incorporation, any and all other business may be transacted at any regular or special meeting of the Board of Directors, whether or not enumerated in the notice of the meeting when notice is required.

SECTION 3.08 *Organization.* The Board shall designate a Chairman of the Board and may designate a Co-Chairman of the Board. The board may designate other titles and responsibilities for members of the board in its discretion unless otherwise prohibited by law. The Chairman of the Board or, in his absence, the Co-Chairman of the Board shall preside at all meetings of the Board of Directors at which he is present. If the Chairman of the Board and the Co-Chairman of the Board shall be absent from any meeting of the Board of Directors, such meeting shall be presided over by such other member of the Board of Directors as specified by the members of the Board of Directors present. Except as otherwise provided by the Certificate of Incorporation, law or the governance guidelines as may be adopted from time to time by the Board of Directors, the roles of the Chairman of the Board or any other director and that of any officer position (including that of Chief Executive Officer) may be combined or separate.

SECTION 3.09 *Quorum and Adjournment.* At any meeting of the Board of Directors the presence of a majority of the whole Board, but not less than two directors, shall constitute a quorum for the transaction of business. Except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws, the vote of the majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum is not present at any meeting of the Board of Directors, the directors present may adjourn the meeting from time to time until a quorum is present. The Secretary shall give notice of each such adjournment to the absent directors.

SECTION 3.10 *Voting.* On any question on which the Board of Directors shall vote, the names of those voting and their votes shall be entered in the minutes of the meeting when any member of the Board so requests.

SECTION 3.11 *Compensation.* Unless otherwise restricted by the Certificate of Incorporation or law, the Board of Directors shall have the authority to fix compensation of directors, including annual retainers, meeting fees and equity compensation awards, in a manner consistent with the governance guidelines as the Board of Directors may adopt from time to time. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.12 *Action Without a Meeting.* Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or such committee, as the case may be, consent thereto in writing and such writing or writings are filed with the minutes of proceedings of the Board or the committee.

SECTION 3.13 *Resignations.* Any director may resign at any time upon written notice to the Board of Directors, the Chairman of the Board, the Co-Chairman of the Board or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no such time is specified, upon the receipt thereof by the addressee. The acceptance of any such resignation shall not be necessary to make it effective.

SECTION 3.14 *Removal of Directors.* Any director may be removed at any time, either for or without cause, by action of the holders of record of a majority of the outstanding shares of voting capital stock of the Corporation. For proper cause, a director may also be removed at any time by the affirmative vote of at least two-thirds of the whole Board of Directors.

SECTION 3.15 *Filling of Vacancies.* Vacancies created by death, resignation, removal or disqualification and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors remaining in office, although less than a quorum, or by a sole remaining director, or by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote and present and voting at any meeting of the stockholders at which a quorum is present. Each director so chosen shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier resignation or removal. If one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

ARTICLE 4

Committees

SECTION 4.01 *Appointment and Powers.* The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in such resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no committee shall have or may exercise any power which, by law or by any provision of the Certificate of Incorporation or these By-Laws, can be exercised only by the affirmative vote of a majority of the whole board. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

SECTION 4.02 *Procedural Rules.* The Board of Directors may, by resolution passed by a majority of the whole Board, specify rules for the conduct of any committee's proceedings. In the absence or in amplification of any such rules thus specified by the Board, each committee may adopt its own procedural rules.

SECTION 4.03 *Minutes.* Each committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

SECTION 4.04 *Removal.* Any director may be removed from any committee, either for or without cause, by the affirmative vote of a majority of the whole Board of Directors.

SECTION 4.05 *Vacancies.* Any vacancy among the appointed members of any committee may be filled by the affirmative vote of a majority of the whole Board of Directors.

ARTICLE 5

Officers

SECTION 5.01 *Designation.* The Board of Directors at any time and from time to time shall elect the corporate officers of the Corporation, which may include individuals with such titles, powers and duties as the Board of Directors shall designate in its discretion, unless otherwise prohibited by law. Except as otherwise provided by the Certificate of Incorporation, law or the governance guidelines as may be adopted from time to time by the Board of Directors, the roles of any member of the Board of Directors and any officer of the Corporation may be combined or separate. The designation of a director with a specific role on the Board with a title, such as Chairman of the Board, Co-Chairman of the Board, Vice-Chairman of the Board or Presiding Director of the Board, shall not make such director into an officer of the Corporation unless the Board of Directors also specifically designates such director's role and title as that of not only a director, but also an officer of the Corporation. The officer titles may include, without limitation, the following titles: Chairman, Co-Chairman, Vice-Chairman, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President (any of whom may be designated a Group Vice President, Executive Vice President or Senior Vice President), Secretary, Treasurer, and Controller. The Board of Directors from time to time may also appoint one or more Vice Presidents (any of whom may be designated a Staff Vice President), Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other employees and agents as are desired. Unless otherwise provided by a resolution of the Board of Directors, such appointed employees shall not themselves perform any corporate management functions and shall not, in such capacities, be deemed corporate officers. Any officer may hold two or more offices, the duties of which can be consistently performed by the same person, unless otherwise forbidden by the Certificate of Incorporation or law.

SECTION 5.02 *Terms of Office; Vacancies.* So far as is practicable, all elected officers shall be elected at the organization meeting of the Board of Directors in each year. All officers shall hold office at the pleasure of the Board of Directors. If a vacancy shall occur in any office, the Board of Directors may elect a successor to fill such vacancy for the remainder of the term.

SECTION 5.03 *Resignations.* Any officer may resign at any time upon written notice to the Board of Directors, the Chairman of the Board, the Co-Chairman of the Board or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no such time is specified, upon the receipt thereof by the addressee. The acceptance of any resignation shall not be necessary to make it effective.

SECTION 5.04 *Chief Executive Officer.* The Chief Executive Officer or such other officer or officers as specified by the Board of Directors, subject always to the control of the Board of Directors, shall see that all orders and resolutions of the Board of Directors and its committees are carried into effect and have such other duties as from time to time may be assigned to him by the Board of Directors.

SECTION 5.05 *Vice Presidents and Other Officers.* The Vice Presidents and other officers of the Corporation shall have such powers and perform such duties as may from time to time be assigned to them by the Board of Directors or by such other officers designated by the Board of Directors as having such power to assign.

SECTION 5.06 *The Secretary.* Unless otherwise provided by a resolution of the Board of Directors, the Secretary shall have the following powers and duties. He shall attend to the giving of notice of all meetings of stockholders and of the Board of Directors and committees thereof. He shall act as secretary at all meetings of stockholders and the Board of Directors and of all committees of the Board of Directors that shall designate him to so serve, and keep minutes of all proceedings at such meetings, as well as of the proceedings at all meetings of such other committees of the Board of Directors as shall designate him to so serve. He shall have charge of the corporate seal and shall have authority to attest any and all instruments or writings to which the same may be affixed. He shall keep and account for the stock ledger and all other books, documents, papers and records of the Corporation, except those for which some other officer or agent is properly accountable, and shall perform such other duties as generally pertain to the office of secretary of a corporation. The Assistant Secretaries in the order of their seniority shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of that office, and shall perform such other duties as the Board of Directors may prescribe.

SECTION 5.07 *The Treasurer.* Unless otherwise provided by a resolution of the Board of Directors, the Treasurer shall have the following powers and duties. He shall attend to the care and custody of all the moneys, funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board, the Chief Executive Officer, and the Board of Directors, at regular meetings of the Board of Directors, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation. He shall give the Corporation a bond if required by the Board of Directors, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his office, and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation. The Assistant Treasurers in the order of their seniority shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of that office, and shall perform such other duties as the Board of Directors may prescribe.

SECTION 5.08 *Additional Powers and Duties.* In addition to the duties and powers expressly enumerated herein, the several officers of the Corporation shall perform such other duties and exercise such further powers as the Board of Directors may from time to time determine, or as may be assigned to them by any superior officer.

SECTION 5.09 *Compensation.* The compensation of all officers of the Corporation shall be fixed, from time to time, by or with the approval of the Board of Directors. The compensation of all other employees and agents of the Corporation shall be fixed by the Board of Directors or by such other person or persons as shall be designated by the Board of Directors.

ARTICLE 6

Indemnification

SECTION 6.01 *Actions other than those by or in the right of the Corporation.* The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 6.02 *Actions by or in the right of the Corporation.* The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. The foregoing sentence to the contrary notwithstanding, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 6.03 *Indemnification against Expenses.* To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.01 or 6.02 hereof, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 6.04 *Authorization.* Any indemnification under Section 6.01 or Section 6.02 hereof (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 6.01 and 6.02, and that he has reasonably cooperated with the Corporation in the conduct of such action, suit or proceeding. Such determination shall be made (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders.

SECTION 6.05 *Payment of Expenses in Advance of Final Disposition.* To the fullest extent not prohibited by the General Corporation Law of Delaware, or by any other applicable law, expenses (including attorneys' fees) incurred by a present or former director, officer, employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding; provided, however, that if the General Corporation Law of Delaware requires, such advance shall only be made upon receipt of an undertaking by or on behalf of such present or former director, officer, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article 6.

SECTION 6.06 *Contract Rights.* Such indemnification shall be a contract right that vests upon the occurrence or alleged occurrence of any act or omission to act that forms the basis for or is related to the claim for which indemnification is sought and shall include the right to be paid advances of any expenses incurred by such person in connection with such action, suit or proceeding, and the right to be indemnified for expenses incurred by such person in connection with successfully establishing a right to indemnification, in each case consistent with the provisions of this Article 6 and applicable law in effect at any time.

SECTION 6.07 *Non-Exclusivity.* The indemnification provided by this Article 6 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6.08 *Application.* The provisions of this Article 6 shall not be construed to authorize indemnification in any case or for any liability or expense where such indemnification would not be lawful. They shall be applicable to claims, actions, suits and proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the date of such adoption. If a person meets the requirements of this Article 6 with respect to some matters in a claim, action, suit or proceeding but not with respect to others, he shall be entitled to indemnification as to the former.

SECTION 6.09 *Amendments/Repeals.* Neither any amendment or repeal of any section of this Article 6, nor the adoption of any provision of the Certificate of Incorporation or these By-Laws inconsistent with this Article 6, shall adversely affect any right or protection of any director, officer, employee or other agent established pursuant to this Article 6 existing at the time of such amendment, repeal or adoption of an inconsistent provision, including without limitation by eliminating or reducing the effect of this Article 6, for or in respect of any act, omission or other matter occurring, or any action or proceeding accruing or arising (or that, but for this Article 6, would accrue or arise), prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE 7

Stock Certificates

SECTION 7.01 *Issuance of Certificates.* Unless otherwise forbidden by law, every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman of the Board, the Co-Chairman of the Board, the Treasurer, an Assistant Treasurer, the

Secretary, an Assistant Secretary or such other officer specified by the Board of Directors, certifying the number of shares owned by him in the Corporation. If such certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 7.02 *Form of Certificates.* The certificates representing each class of the capital stock of the Corporation shall be in such form as shall be approved by the Board of Directors. They shall bear on their face appropriate legends conspicuously calling attention to the designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of the class of stock in question, and to the restrictions on transfer and registration set forth in the Certificate of Incorporation. If a full statement of such designations, preferences, rights, qualifications, limitations and restrictions is not printed on the face or back of each certificate, the Corporation shall (and each certificate shall state that the Corporation will) furnish a copy of such full statement to any stockholder upon request and without charge. The acceptance of any stock certificate shall constitute assent to all applicable provisions of the Certificate of Incorporation and of these By-Laws whether or not the stockholder thus accepting the certificate shall have requested a copy of the full statement referred to in the preceding sentence.

SECTION 7.03 *Lost, Stolen or Destroyed Certificates.* The Board of Directors, or any officer or officers thereunto duly authorized by the Board of Directors, may authorize the issuance of a new certificate of stock in the place of any certificate theretofore issued by the Corporation, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of such loss, theft or destruction by the owner thereof or his legal representative. The Board of Directors or the officer or officers thereunto duly authorized by the board may, in its, his or their discretion and as a condition precedent to the issuance of such new certificate, require such owner or legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE 8

Transfers of Stock

SECTION 8.01 *Registration of Transfers.* Except as otherwise provided (and subject to the limitations of ownership set forth) in the Certificate of Incorporation, shares of the capital stock of the Corporation shall be transferable on the books of the Corporation by the holder thereof in person or by his duly authorized attorney, upon surrender to the Corporation or its transfer agent of the duly endorsed certificate or certificates for such shares together with (a) stamps evidencing payment of any applicable stock transfer tax or a cash payment sufficient to reimburse the Corporation for payment of such tax, and (b) such guaranty or proof of the authenticity of the endorsement as the Corporation or its transfer agent may reasonably require.

SECTION 8.02 *Transfer Agents and Registrars.* The Board of Directors may, in its discretion, appoint banks or trust companies in such city or cities as the Board may deem advisable, from time to time, to act as transfer agents and registrars of any class or classes of the capital stock of the Corporation. Upon such appointments being made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

ARTICLE 9

Delegation of Authority

SECTION 9.01 *Officers' Duties.* In the event of the absence or disability of any officer of the Corporation for which a substitution is not prescribed in these By-Laws, or for any other reason it may deem sufficient, the Board of Directors may by the affirmative vote of a majority of the whole Board delegate all or any of the powers and duties of such officer for the time being to any other officer or to any director.

SECTION 9.02 *Negotiable Instruments.* All bills, notes, checks or other instruments for the payment of money shall be signed or countersigned by such officers or agents and in such manner as, from time to time, may be prescribed by resolution (whether general or special) of the Board of Directors, or as may be prescribed by any officer or officers thereunto duly authorized by the Board of Directors.

SECTION 9.03 *Voting Upon Stocks.* Unless otherwise ordered by the Board of Directors, the Chief Executive Officer or such other officer specified by the Board of Directors or the Chief Executive Officer shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers upon any other person or persons.

SECTION 9.04 *Attorneys.* The Board of Directors may, from time to time, appoint one or more attorneys-in-fact to act for and in representation of the Corporation, either generally or specially, judicially or extra-judicially, and may delegate to any such attorney or attorneys-in-fact all or any powers which, in the judgment of the board, may be necessary, advisable, convenient or suitable for exercise in any country or jurisdiction in the administration or management of the business of the Corporation, or the defense or enforcement of its rights, even though such powers be herein provided or directed to be exercised by a designated officer of the Corporation, or by the Board of Directors. The act of the Board of Directors in conferring any such powers upon, or delegating the same to, any attorney-in-fact shall be conclusive evidence in favor of any third person of the right of the Board of Directors so to confer or delegate such powers; and the exercise by any attorney-in-fact of any powers so conferred or delegated shall in all respects be binding upon the Corporation.

ARTICLE 10

Miscellaneous

SECTION 10.01 *Seal.* The Board of Directors shall provide a suitable seal, containing the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware," which seal shall be in the custody of the Secretary. If and when so directed by the Board of Directors a duplicate of the seal may be kept and be used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

SECTION 10.02 *Fiscal Year.* The fiscal year of the Corporation shall be the calendar year.

SECTION 10.03 *Inspection of Books.* The Board of Directors shall determine from time to time whether, when and under what conditions and regulations the accounts and books of the Corporation (except such as may by statute be specifically open to inspection) or any of them shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.

SECTION 10.04 *Registered Stockholders.* The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the law of Delaware.

SECTION 10.05 *Waiver of Notice.* Whenever notice is required to be given under any provision of the General Corporation Law of Delaware, the Certificate of Incorporation or these By-Laws, a written waiver thereof signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting of stockholders shall constitute a waiver of notice of such meeting, except as otherwise provided by law. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders or the Board of Directors, except business specified in the first sentence of Section

3.07 or in Section 10.06 of these By-Laws, need be specified in any written waiver of notice.

SECTION 10.06 *Amendment.* Any provision of these By-Laws may be altered or repealed at any regular or special meeting of the stockholders or the Board of Directors if notice of the proposed alteration or repeal is set forth in the notice of such meeting, whether or not notice of such meeting is otherwise required.